

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 14, 2016

<u>Via E-Mail</u>
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Canada Office Properties**
>   **Form 40-F for the fiscal year ended December 31, 2015**
>   **Filed March 18, 2016**
>   **File No. 001-35391**
>
>   **Form 6-K**
>   **Filed August 5, 2016**
>   **File No. 001-35391**

Dear Mr. Davis:

We have reviewed your October 10, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2016 letter.

Form 6-K filed August 5, 2016

Exhibit 99.1

Reconciliation of Adjusted Commercial Property Revenue and Revaluation Gains (Losses), page 32

1.   We have reviewed your response to comment 4. Please revise future filings to clarify why you believe there is a $10 million impact to fair value gains related to the related party lease.

Reconciliation of Net Income to Funds from Operations, page 34

2.   We have reviewed your response to comment 3. Please revise your calculation of FFO in future filings to be consistent with the REALPAC white paper or revise the title of the measure presented.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Off ice of Real Estate and
                                        Commodities